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January 25, 2019

VIA EDGAR

Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SANUWAVE Health, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed December 6, 2018

File No. 333-213774

Dear Mr. Mancuso:

On behalf of our client, SANUWAVE Health, Inc. (the “Company”), this letter responds to your letter, dated December 19, 2018 (the “Comment Letter”), regarding the above-referenced Amendment No. 8 to the Registration Statement on Form S-1 (the “Registration Statement”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Calculation of Registration Fee

1.
Please expand your response to prior comments 1 and 2 and tell us whether any of the shares included in the fee table remain registered for sale by any other registration statement. In this regard we note footnote 5 to the fee table in your amendment to this registration statement filed September 15, 2018 and the pending post-effective amendments to previous registration statements.

The Company confirms to the Staff that certain of the shares included in the fee table in the Registration Statement on Form S-1, file no. 333-213774 (the “Registration Statement”) were previously registered for resale under the Company’s Registration Statement on Form S-1, file no. 333-195263 (the “2014 Registration Statement”) or Registration Statement on Form S-1, file no. 333-208676 (the “2016 Registration Statement”). The Company advises the Staff that these shares are no longer registered for resale by the 2014 Registration Statement or the 2016 Registration Statement. The Company’s reliance on Rule 457(p) in footnote 5 to the fee table in the amendment to the Registration Statement filed September 23, 2016 effected a de-registration of the shares under the 2016 Registration Statement, and the Company’s reliance on Rule 457(p) in footnote 5 to the fee table in the amendment to the Registration Statement filed September 14, 2018 effected a de-registration of the shares under the 2014 Registration Statement. The Company recognizes that the post-effective amendments to the 2014 Registration Statement and 2016 Registration Statement are therefore duplicative.

January 25. 2019
Page Two

Risk Factors, page 7

2.
We note your response to prior comments 4 and 5 and your deregistration by post-effective amendment filed in September 2016. If a sufficient amount of securities were not initially registered for sale, please tell us whether your disclosure regarding 10 warrant holders on page 7 reflects all securities that were not registered for sale since the securities were first offered and sold as well any securities that were offered or sold after they were deregistered.

The Company acknowledges to the Staff that, as discussed in prior comment 5, the Company underpaid the filing fee due to the SEC for the 2016 Registration Statement by an amount of $4.28, which corresponds to an offering amount (using the then-current SEC filing rate of $100.70 per $1 million) of $42,502.48. The 2016 Registration Statement registered (i) a primary unit offering and (ii) the resale of 23,545,114 shares of common stock of the Company held by certain selling stockholders. The Company considers the $4.28 amount of the underpaid fee as being allocated to the resale of shares of common stock held by certain selling stockholders. Using the proposed maximum offering price per share of $0.08 for the resale shares from the 2016 Registration Statement, an offering amount of $42,502.48 corresponds to 531,281 shares of common stock, the resale of which was not properly registered by the 2016 Registration Statement because the fee was not paid. More than 531,281 shares originally included in the 2016 Registration Statement for resale by the selling stockholders have either not been resold to date or were resold by non-affiliates after being held for more than one year and thus were eligible for resale under Rule 144. Therefore, although 531,281 shares were not properly registered for resale by the selling stockholders in the 2016 Registration Statement due to the underpayment of the filing fee, such shares were not subsequently sold in violation of the Section 5 of the Securities Act of 1933, as amended.

The Company also acknowledges that, as discussed above in response to comment 1, the Company’s reliance on Rule 457(p) in footnote 5 to the fee table in the amendment to the Registration Statement filed September 23, 2016 effected a de-registration of the shares under the 2016 Registration Statement. In its response to prior comment 4, the Company estimated that fewer than 10 warrantholders have exercised the warrants they were issued as part of the 2016 Equity Offering or as compensation for acting as the placement agent for the 2016 Equity Offering since November 11, 2016. The Company confirms to the Staff that its estimate remains fewer than 10 warrantholders if the Company instead estimates the number of such exercising warrantholders since September 23, 2016.

Finally, the Company acknowledges that, as discussed in prior comment 5, too many placement agent warrants were de-registered in the post-effective amendment to the 2016 Registration Statement filed on September 23, 2016. The post-effective amendment stated that the Company had issued $180,100 of warrants to the placement agent in the 2016 Equity Offering and therefore deregistered $219,900 of placement agent warrants from the $400,000 total offering amount included in the 2016 Registration Statement. The actual warrants issued to the placement agent in the 2016 Equity Offering in fact totaled $240,133.36, based on 3,001,667 Class L warrants issued with a $0.08 exercise price, and only $159,867 should have been de-registered in such post-effective amendment. However, as discussed in the immediately preceding paragraph, fewer than 10 warrantholders have exercised the warrants they were issued as part of the 2016 Equity Offering or as compensation for acting as the placement agent for the 2016 Equity Offering since September 23, 2016. Thus, the incorrect number of placement agent warrants de-registered in the post-effective amendment to the 2016 Registration Statement filed on September 23, 2016 does not change the Company’s estimate of the number of affected warrantholders.

January 25. 2019
Page Three

The Company thus confirms to the Staff that its disclosure regarding 10 warrant holders on page 7 of the Registration Statement reflects any securities that were offered or sold after they were deregistered.

Selling Stockholders, page 24

3.
From the revised footnotes to the Selling Stockholders table, it is unclear how the offered securities were acquired by the relevant selling stockholder and how the amount offered ties to the amount registered and your disclosure regarding the relevant transactions. We note for example footnotes 5 and 10. Please revise as appropriate.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 26 of the Registration Statement in response to the Staff’s comment.

If you have any questions about this letter, please do not hesitate to call me at (415) 268-7096 or Dave Lynn at (202) 778-1603.

Very truly yours,

/s/ Murray Indick
Murray Indick

cc:
Kevin A. Richardson III, Acting Chief Executive Officer, SANUWAVE Health, Inc.

Lisa Sundstrom, Chief Financial Officer, SANUWAVE Health, Inc.